PENN WEST ANNOUNCES CONFERENCE CALL DETAILS TO DISCUSS

ITS 2015 CAPITAL BUDGET AND LONG-TERM PLAN UPDATE

FOR IMMEDIATE RELEASE, November 10, 2014

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST” or the “Company”) is expected to release details of its 2015 Capital Budget and updated Long-Term Plan on Monday, November 17, 2014 before North American markets open.

A presentation will accompany the conference call and will be available via the webcast. Alternatively, the presentation will be made available immediately prior to the conference call start time of 12:00pm MST on Penn West’s website at:

http://www.pennwest.com/investors/presentations-webcasts

CONFERENCE CALL & WEBCAST DETAILS

A conference call and webcast presentation will be held to discuss the matters noted above at 12:00pm Mountain Time (2:00pm Eastern Time) on Monday, November 17, 2014.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

http://event.on24.com/r.htm?e=879689&s=1&k=E35594937BA4B4DCF8E236CE417B3833

A digital recording will be available for replay two hours after the call’s completion, and will remain available until December 1, 2014 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 26962331, followed by the pound (#) key.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3 Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com